QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2015 AND 2014

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Readers

In accordance with subsection 4.3(3) of National Instrument 51 -102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	April 30	July 31
	2015	2014
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents (note 3)	$745,620	$1,025,320
Amounts receivable and other assets (note 4)	19,806	11,504
Total current assets	765,426	1,036,824

Non-current assets
Restricted cash	–	38,563
Amounts receivable and other assets (note 4)	8,295	8,295
Mineral property interests (note 5)	891,628	891,628
Total non-current assets	899,923	938,486

Total assets	$1,665,349	$1,975,310

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Amounts payable and other liabilities	$5,203	$6,844
Convertible debenture (note 7)	–	600,000
Current portion of long term debt (note 7)	50,000	–
Balance due to a related party (note 8)	3,166,477	2,957,075
Total current liabilities	3,221,680	3,563,919

Long-term debt (note 7)	450,000	–
Total long-term liabilities	450,000	–

Shareholders' equity (deficiency)
Share capital (note 6)	26,050,118	26,050,118
Reserves (notes 6)	592,011	592,011
Accumulated deficit	(28,648,460)	(28,230,738)
Total shareholders' deficiency	(2,006,331)	(1,588,609)

Total liabilities and shareholders' equity	$1,665,349	$1,975,310

Nature and continuance of operations (note 1)
Commitments (Note 7)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

/s/ James Kerr	/s/ Ronald W. Thiessen

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended April 30		Nine months ended April 30
	2015	2014	2015	2014
Expenses: (note 9)
Exploration and evaluation	$6,173	$5,875	$11,895	$266,875
Assays and analysis	1,785	140	2,259	20,571
Drilling	–	–	–	90,773
Geological	4,328	3,716	6,003	85,498
Graphics	60	383	145	2,355
Property payments	–	1,201	2,888	1,409
Site activities	–	435	–	28,777
Sustainability	–	–	600	17,182
Transportation	–	–	–	4,770
Travel and accommodation	–	–	–	15,540

General and administration	102,503	139,606	381,599	492,405
Conferences and travel	–	–	–	6,853
Legal, accounting and audit	–	11,870	34,775	50,044
Office and administration	86,615	107,102	317,538	398,982
Regulatory, trust and filing	8,563	9,846	18,472	19,497
Shareholder communications	7,325	10,788	10,814	17,029

Loss from operations	(108,676)	(145,481)	(393,494)	(759,280)
Interest income	2,605	2,100	8,926	4,667
Interest expense (note 7)	(9,144)	(10,816)	(33,154)	(28,964)
Flow-through share premium	–	–	–	35,639
Tax related to flow-through financing	–	–	–	(235)
Loss and comprehensive loss for the period	$(115,215)	$(154,197)	$(417,722)	$(748,173)

Basic and diluted loss per common share	$–	$(0.01)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	27,299,513	27,299,513	27,299,513	27,299,513

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statement of Changes in Equity (Deficiency)
(Unaudited - Expressed in Canadian Dollars)

	Share Capital		Reserves
					Total
			Equity-settled		shareholders'
			share-based	Accumulated	equity
	Number	Share Capital	payments	deficit	(deficiency)

Balance at August 1, 2013	27,299,513	$26,050,118	$592,011	$(27,365,311)	$(723,182)
Loss for the period	–	–	–	(748,173)	(748,173)
Balance at April 30, 2014	27,299,513	$26,050,118	$592,011	$(28,113,484)	$(1,471,355)

Balance at August 1, 2014	27,299,513	$26,050,118	$592,011	$(28,230,738)	$(1,588,609)
Loss for the period	–	–	–	(417,722)	(417,722)
Balance at April 30, 2015	27,299,513	$26,050,118	$592,011	$(28,648,460)	$(2,006,331)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Nine months ended April 30
	2015	2014
Cash flows from operating activities:
Loss for the period	$(417,722)	$(748,173)
Adjusted for:
Flow-through share premium	–	(35,639)
Interest income	(8,926)	(4,667)
Interest expense	33,154	28,964
Restricted cash	38,563	84,802
Changes in non-cash working capital items:
Amounts receivable and other assets	(8,302)	121,144
Amounts payable and other liabilities	(4,723)	(112,905)
Balance due to a related party	209,402	408,034
Net cash used in operating activities	(158,554)	(258,440)

Cash flows from investing activities:
Disposition of mineral property interest	–	402,636
Cash acquired on termination of a joint arrangement	–	55
Interest received	8,926	4,667
Net cash provided by investing activities	8,926	407,358

Cash flows from financing activities:
Repayment of long-term (note 7)	(100,000)	–
Interest paid on convertible debenture (note 7)	(30,072)	(24,032)
Net cash used in financing activities	(130,072)	(24,032)

(Decrease) increase in cash and cash equivalents	(279,700)	124,886
Cash and cash equivalents, beginning of period	1,025,320	706,393
Cash and cash equivalents, end of period (note 3)	$745,620	$831,279

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia (“BC”), Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These condensed consolidated interim financial statements (the "Financial Statements") of the Company as at and for the three and nine months ended April 30, 2015 include the financial statements of Quartz Mountain Resources Ltd. and those of its wholly-owned subsidiary, Wavecrest Resources Inc. (together referred to as the "Company"). Quartz Mountain is the ultimate parent entity of the Company.

The Company is in the process of acquiring and exploring mineral property interests (note 5). The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, the future profitable production of any mine and the proceeds from the disposition of the mineral property interest.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. At April 30, 2015, the Company had cash and cash equivalents of $0.75 million, and a working capital deficit of $2.46 million. The Company had current liabilities of $3.22 million, of which $3.17 million is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party (note 8(b)). The Company has received confirmation from HDSI that HDSI will not demand, prior to November 1, 2015, payment of amounts outstanding as of the reporting date and will continue to provide services to the Company.

In October 2014, the Company entered into an agreement with the holder of its convertible debenture to restructure the payment terms of the debenture (note 7).

Management believes that it is able to maintain its mineral rights in good standing for the next 12 month period. Additional debt, equity financing, or joint ventures will be required to fund exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to further reduce its planned expenditures until additional funds can be raised through financing activities. These material uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements. Unless stated otherwise, the accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements which are filed on the Company's profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2014. Results for the period ended April 30, 2015 are not necessarily indicative of future results.

Issuance of these Financial Statements was authorized by a committee of the Board of Directors on June 10, 2015.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2014.

(d)	Accounting standards, interpretations and amendments to existing standards

Effective August 1, 2014, the Company adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior periods but may affect the accounting for future transactions or arrangements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2016

•	Annual improvements to IFRS 2012 – 2014 Cycle

•	Amendments to IFRS 10, Consolidated Financial Statements

•	Amendments to IFRS 11, Joint Arrangements

•	Amendments to IAS 1, Presentation of Financial Statements

•	Amendments to IAS 16, Property, Plant and Equipment

•	Amendments to IAS 27, Separate Financial Statements (2011)

•	Amendments to IAS 28, Investments in Associates and Joint Ventures (2011)

•	Amendments to IAS 38, Intangible Assets

Effective for annual periods beginning on or after January 1, 2017

•	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods beginning on or after January 1, 2018

•	IFRS 9, Financial Instruments – Classification and measurement

The Company has not early-adopted these revised standards and is currently assessing the impact that these standards will have on the Company's financial statements.

3.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are invested in business and saving accounts.

4.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	April 30,	July 31,
	2015	2014

Current:
Sales tax receivable	$4,381	$4,834
Prepaid insurance	15,425	6,670
Total	$19,806	$11,504

Non-current:
British Columbia Mineral Exploration Tax Credit	$8,295	$8,295

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	MINERAL PROPERTY INTERESTS

	April 30,	July 31,
	2015	2014
Galaxie Project (note 5(a))	$891,627	$891,627
Angel's Camp royalty (note 5(b))	1	1
Total	$891,628	$891,628

(a)	Galaxie Project

The Company holds a 100% mineral property interest in the Galaxie Project, which is situated in the Stikine Terrane, a region in northwestern BC, and it includes Gnat Pass Property and Hotailuh Slope mineral claims. The Company’s mineral property interest in Gnat Pass Property is subject to a net smelter returns (NSR) royalty agreement which requires the payment to a third party of a 1% NSR royalty – up to a maximum of $7,500,000.

(b)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

The royalty has been recorded at a nominal amount of $1.

6.	CAPITAL AND RESERVES

(a)	Authorized and issued share capital

At April 30, 2015, the authorized share capital of the Company comprised an unlimited number of common and preferred shares without par value.

The Company has no preferred shares issued and outstanding. All issued shares are fully paid.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Equity-Settled Share-Based Payments

The following summarizes the changes in the Company's share purchase options for the nine months periods ended April 30, 2015 and 2014:

Number of options with exercise price of $0.45	Nine months ended April 30,
	2015	2014
Options outstanding at beginning of period	1,587,000	1,705,800
Forfeited during the period	(36,900)	(104,100)
Expired during the period	(722,100)	–
Options outstanding and exercisable at the end of period	828,000	1,601,700

The weighted average contractual remaining life of the share purchase options outstanding and exercisable at April 30, 2015 was 1.7 years (July 31, 2014 – 1.5 years).

7.	LONG TERM DEBT

Pursuant to the purchase of the Gnat Pass Property (note 5(a)) in fiscal 2013, the Company issued an unsecured $650,000 convertible debenture (the "Debenture") to the vendor, Bearclaw Capital Corp. (“Bearclaw”), as part of the purchase price. In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby among other things, a principal payment of $50,000 toward the Debenture was made, reducing the outstanding balance to $600,000. The interest rate applicable on the new balance of $600,000 and for the remaining term of the Debenture was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013. Interest on the Debenture was payable quarterly in arrears and the principal sum of Debenture, along with any unpaid interest, was convertible at the option of the debenture holder into the Company's common shares at $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014.

Effective October 1, 2014, the Company and Bearclaw amended the terms of the Debenture pursuant to which the Company made a principal payment of $50,000 against the Debenture and the remaining balance of $550,000 (the “Principal Sum”) was to be payable in equal annual installments of $50,000, commencing on January 31, 2015 (completed) and thereafter on or before January 31 of each subsequent year until the Principal Sum is fully repaid. Effective October 1, 2014, the Principal Sum outstanding bears interest at 7.5% per annum, payable quarterly in arrears.

Upon a completion by the Company of an equity financing (the “New Financing”) for a minimum amount of $1,000,000, at least 50% of any outstanding balance of the Principal Sum along with any interest accrued thereon will be automatically converted (the “Automatic Conversion”) into the Company’s common shares. Bearclaw may elect to convert, concurrent to the Automatic Conversion, any portion of the remaining 50% of outstanding balance of the Principal Sum and accrued interest thereon (the “Optional Conversion”). For the purposes of Automatic Conversion and Optional Conversion of any principal sum, subject to the rules and policies of the TSX Venture Exchange the conversion price will be determined as greater of (i) the volume-weighted average trading price (VWAP) of common shares of the Company on the Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the date of such conversion and (ii) the price at which the Company issues common shares pursuant to the New Financing. For the purposes of the Automatic Conversion and the Optional Conversion of any accrued interest, the conversion price will be the market price of the Company’s common shares on the date of conversion. Other than pursuant to the Automatic Conversion and Optional Conversion provisions, Bearclaw does not have an option to convert the Debenture into the Company’s common shares.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at April 30, 2015, long-term debt repayments over the next five years are as follows:

Fiscal year	Payments
(principal and interest)
2015 (after the current quarter)	$9,349
2016	86,051
2017	82,209
2018	78,459
2019	74,709
2020	71,010
Remaining term	298,555
Total	$700,342

8.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those individuals that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

During the period ended April 30, 2015 and 2014, the Company compensated key management personnel as follows:

	Three months ended		Nine months ended
	April 30		April 30
	2015	2014	2015	2014
Short-term employee benefits	$36,030	$40,380	$127,391	$129,493

Short-term employee benefits include salaries, directors’ fees and amounts paid to HDSI (note 8(b)) for services provided to the Company by certain HDSI personnel who serve as executive directors and officers of the Company.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2015 and 2014
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Entities with Significant Influence over the Company

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors and officers in common with the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company pursuant to an agreement dated July 2, 2010, and is based on annually set rates.

Transactions and outstanding balances

Transactions with HDSI were as follows:

	Three months ended		Nine months ended
	April 30		April 30
	2015	2014	2015	2014
Services received based on management services agreement	$53,487	$93,272	$203,752	$433,887
Reimbursement of third party expenses paid	25,508	309	58,699	11,403

The balance due to relating party represents the amount due to HDSI in relation with the services provided to, and reimbursable expenses incurred on behalf of, the Company.

HDSI has agreed not to demand repayment of these unsecured amounts prior to November 1, 2015.

9.	EMPLOYEES BENEFIT EXPENSES

Employees' salaries and benefits included in various expenses are as follows:

	Three months ended		Nine months ended
	April 30		April 30
	2015	2014	2015	2014
Exploration and evaluation expenses	$6,173	$4,098	$8,593	$108,395
General and administration expenses	66,719	82,120	253,995	326,436
Total	$72,892	$86,218	$262,588	$434,831

General and administration expenses include equity-settled share-based payments expense.

10.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.